IAC/INTERACTIVECORP

555 West 18th Street

New York, New York 10011

June 3, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Thompson

RE:	IAC/InterActiveCorp
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 7, 2008
File No. 0-20570

Ladies and Gentlemen:

                Set forth below are the Staff’s comments conveyed in your comment letter dated May 15, 2008 pertaining to the filings listed above along with the Company’s responses:

Form 10-K for Fiscal Year Ended December 31, 2007

Note 2 - Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 86

Ticketmaster, page 86

1.              Reference is made to your disclosure on page 45 that ticketing royalties, which represent your client’s share of convenience and order processing charges, are recorded in cost of sales. With reference to the authoritative accounting literature you relied upon, please explain to us why it is appropriate to report revenue based on the gross amount of convenience and order processing charges billed to customers rather than the net amount retained.

Response:

We have noted the Staff’s comments. We make reference to Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) as the applicable authoritative accounting literature that we relied upon in making the determination that the gross amount of convenience and order processing (“C&P”) charges billed to customers should be reported as revenue rather than the net amount retained after paying any applicable royalties to a client. Set forth below are the indicators of gross revenue and net revenue reporting identified in EITF 99-19 and the analysis of each considering Ticketmaster’s facts and circumstances in making our determination that Ticketmaster’s presentation of C&P revenue on a gross rather than a net basis is appropriate.

Indicators of Gross Revenue Reporting:

The company is the primary obligor in the arrangement.

The transaction or “arrangement” that gives rise to the C&P revenue is the service that provides Ticketmaster’s customer (a general public consumer who is purchasing tickets offered by Ticketmaster’s clients) with the ability to conveniently purchase a ticket to an event in advance at a location other than the client’s box office. Ticketmaster is the principal or primary obligor with respect to this transaction. Ticketmaster enables this transaction through its websites, call centers and retail sales outlets. Ticketmaster determines the consumer experience aspects of its websites, call centers and retail sales outlets. This includes, for example, establishing security policies to ensure that its site is not subject to abusive purchasing practices and the determination of the credit cards that will be accepted for purchase transactions on its website and through its call centers. Importantly, Ticketmaster, not its clients, provides customer service before, during and after the sale with respect to tickets purchased by customers from Ticketmaster.

The customer service that Ticketmaster performs related to the ticketing transaction is extensive. Prior to sale, Ticketmaster through its websites and call centers provides potential purchasers with information regarding seat availability, prices, and venue accessibility and ticket delivery methods. After the sale, Ticketmaster serves as the primary contact with its customers regarding lost tickets, postponements, cancellations or other circumstances that might prevent a customer from attending an event. In such cases, among others, Ticketmaster acts as the liaison between its client and its customer. In the case of cancelled events, Ticketmaster’s customer communications would include sending automated emails and phone messages to customers to notify them of the cancellation. Ticketmaster then manages the customer refund process and handles customer service inquires related to the cancellation. In a typical month, Ticketmaster handles in excess of four million customer service inquires.

We believe that Ticketmaster’s principal or primary obligor status in the transaction that gives rise to the C&P revenue is a strong indicator that Ticketmaster should present revenue on a gross rather than a net basis.

The company has general inventory risk (before customer order is placed or upon customer return).

Ticketmaster does not take title to the tickets in any manner as a principal in the ticketing transaction. While this fact is relevant to our determination that the face value of tickets sold should not be, and is not, presented as revenue on a gross basis, we do not consider this indicator to be relevant to the analysis of the presentation of Ticketmaster’s C&P revenue.

The company has latitude in establishing price.

Ticketmaster and its clients mutually agree to the pricing for its C&P revenue as part of their contract negotiations. Each client contract is separately negotiated and the related convenience and processing fees are determined on a client-by-client basis. This process provides Ticketmaster with latitude in establishing price and is supportive of Ticketmaster’s presentation of C&P revenue on a gross basis.

The company changes the product or performs part of the service.

Importantly, Ticketmaster, not its clients, provides the entirety of the service that gives rise to the C&P revenue. Ticketmaster has made the significant investment in technology, systems, personnel and infrastructure which enable consumers to conveniently purchase tickets outside of the client’s box office. Ticketmaster enables the ticket purchase transaction through its websites, call centers and retail sales outlets and determines order verification and payment processing related thereto. Ticketmaster determines the consumer experience aspects of its websites, call centers and retail sales outlets. This includes, for example, website configuration, establishing security policies to ensure that its website is not subject to abusive purchasing practices and the determination of the credit cards that it will accept for purchase transactions on its website and through its call centers. Importantly, Ticketmaster, not its clients, provides order taking, fulfillment services and customer service before, during and after the sale and delivery of tickets purchased by customers from Ticketmaster. We consider these factors to be strong indicators that Ticketmaster should present revenue on a gross basis.

The company has discretion in its supplier selection.

While each ticketing transaction is unique with respect to the customer’s selection of event, venue and time, Ticketmaster, not its clients, determines the suppliers used to provide ticketing services to its customers. These suppliers include, but are not limited to, credit card processors, ticket stock providers, ticket delivery service providers, and telecommunications and data center providers. We consider these factors to be supportive of the presentation of C&P revenue on a gross basis by Ticketmaster.

The company is involved in the determination of the product or service specifications.

Ticketmaster enables the ticket purchase transaction through its websites, call centers and retail sales outlets and determines order verification and payment processing related thereto. Ticketmaster determines the consumer experience aspects of its websites, call centers and retail sales outlets. This includes, for example, website configuration, establishing security policies to ensure that its website is not subject to abusive purchasing practices and the determination of the credit cards that it will accept for purchase transactions on its website and through its call centers. Importantly, Ticketmaster, not its clients, provides order taking, fulfillment services and customer service before, during and after the sale and delivery of tickets purchased by customers from Ticketmaster. We consider these factors to be strong indicators that Ticketmaster should present revenue on a gross basis

The company has physical loss inventory risk (after customer order or during shipping).

If tickets are lost in transit to the customer, Ticketmaster, generally, cancels the barcodes for the original tickets and replacement tickets are issued with new barcodes. If physical tickets are issued and lost in transit, Ticketmaster issues physical replacement tickets. The replacement tickets are then sent to the customer. In each case, the replacement tickets clearly indicate that they are replacement tickets so that any disputes as to which are the genuine tickets are easily resolved. In certain limited circumstances, where physical tickets have been printed and are in Ticketmaster’s possession, Ticketmaster does bear the risk of physical loss. However, generally, neither Ticketmaster nor its client bears the risk of physical loss in the transaction that gives rise to C&P revenue. Accordingly, we do not consider this indicator to be relevant to the analysis of the presentation of Ticketmaster’s C&P revenue on a gross or net basis.

The company has credit risk.

Ticketmaster has credit risk for the amount billed to customers for C&P charges and, in certain circumstances, bears the credit risk associated with the face value of tickets. Ticketmaster, not its clients, establishes fraud prevention measures related to purchases of tickets via credit card. These include address verification and credit card authorization procedures. In the case of fraudulent transactions, Ticketmaster, not its clients, interacts and communicates with the credit card issuer regarding fraudulent activity and chargebacks. If, for example, the C&P amount charged by credit card is subsequently not collectible, due to fraud or charge-backs, the loss is incurred by Ticketmaster. In addition, Ticketmaster, generally, bears losses associated with the face value of tickets incurred due to fraudulent activity. We consider these factors to be supportive of the presentation of Ticketmaster’s C&P revenue on a gross basis

Indicators of Net Revenue Reporting:

The Company has also considered the indicators of net revenue reporting described in EITF 99-19, noting none that are considered to be supportive of the presentation of Ticketmaster’s C&P revenue on a net basis.

Summary

EITF 99-19 indicates that the determination of the presentation of revenue on a gross or net basis is a matter of judgment. After referencing the indicators of gross or net reporting included in EITF 99-19 and the facts and circumstances relevant to Ticketmaster’s customer transactions, we have concluded that Ticketmaster maintains a position as a principal in the transaction with its customers that gives rise to C&P revenue. Accordingly, we determined that the presentation of Ticketmaster’s C&P revenue on a gross basis rather than the net amount retained, after paying any applicable royalties to a client, is appropriate.

2.              We understand that you earn interest on funds that are collected from ticket purchasers by investing those funds until remittance to your applicable clients. Please tell us in detail your basis in GAAP for classifying this interest income as revenues.

Response:

We make reference to Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6 “Elements of Financial Statements” ¶ 79:

Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods,

rendering services, or other activities that constitute the entity’s ongoing major or central operations.

Integral to the services that Ticketmaster provides on behalf of its clients is the collection of the face amount of tickets sold, custodial services and recordkeeping with respect to such proceeds and subsequent remittance to its clients. Such funds are specifically segregated from Ticketmaster’s general operating cash balances. In order to maximize its profitability, Ticketmaster invests these funds upon receipt on its own behalf until remittance to the client is required. Ticketmaster classifies the interest earned on these client funds as revenue because these inflows arise directly from the collection, custody and remittance of client funds and these functions are integral to Ticketmaster’s ongoing central operations of providing services regarding sales of tickets offered by Ticketmaster’s clients.

Note 14 - Equity Investments in Unconsolidated Affiliates, page 130

3.              Please provide us your fiscal 2007 significance tests under Rule 3-09 of Regulation S-X for Jupiter Shop Channel. Please ensure that any impairment write-down or other activity related to this investment is included in your significance computations and is clearly identified. If you believe separate financial statements are required for this equity method investment, please tell us when you plan to amend your Form 10-K to file such financial statements.

Response:

We have noted the Staff’s comments. Attached hereto, as Exhibit I, is our significance tests under Rule 3-09 of Regulation S-X for Jupiter Shop Channel for the year ended December 31, 2007. We believe that financial statements are required for this equity method investment. We indicated this in Exhibit 99.1 of Item 15 (a) (3) of our Filing on Form 10-K for the year ended December 31, 2007. We expect to amend our Form 10-K to file such financial statements on or about June 30, 2008.

Exhibits 31.1 and 31.2

4.              Please be advised that the certifications required by Exchange Act Rules 13a-14(a) and Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, other than in paragraph 1, please replace references to “annual report” with “report.” Similarly, with respect to certifications provided in Form 10-Q, replace references to “quarterly report” with “report.” Additionally, please add the parenthetical language in paragraph 4(d).

Response:

We have noted the Staff’s comments. In future annual filings on Form 10-K, we will, other than in paragraph 1, replace references to “annual report” with “report.” In addition, in future quarterly filings on Form 10-Q we will replace references to “quarterly report” with “report.” We will also add the parenthetical language to our paragraph 4(d).

5.              Please eliminate reference to the title of your chief executive officer and chief financial officer in the introductory paragraph of your certifications. Also confirm that the inclusion of the titles in this filing and in Form 10-Q for the quarter ended

March 31, 2008 was not intended to limit the capacity in which these individuals provided the certifications.

Response:

We have noted the Staff’s comments.  We will eliminate the reference to the title of our chief executive officer and chief financial officer in the introductory paragraph of our certifications on a prospective basis. We confirm that the inclusion of the titles in the filings on Form 10-K for the year ended December 31, 2007 and on Form 10-Q for the quarter ended March 31, 2008 was not intended to limit the capacity in which these individuals provided the certifications.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Please contact me at 212-314-7260 (fax: 212-632-9690) if you would like to discuss these comments or responses.

Sincerely,

/s/ Thomas J. McInerney
Thomas J. McInerney
Executive Vice President and
Chief Financial Officer

Copy to:	Sarah Goldberg
SECURITIES AND EXCHANGE COMMISSION

Gregory R. Blatt
Executive Vice President,
General Counsel and Secretary

RE:	IAC/InterActiveCorp	Exhibit I
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 7, 2008

IAC/InterActiveCorp

Year ended December 31, 2007

Rule 3-09 Significance Test

($ in thousands)

	YTD 2007

IAC Earnings before tax and minority interest	(72,078)

IAC’s pick up of Jupiter Shop Channel’s earnings	25,974

IAC earnings without Jupiter Shop Channel’s results	(98,053	)a

Jupiter Shop Channel’s impact	–26%	b

a -

according to Rule 1-02 (w) - when a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

b -

according to E&Y’s “2006 Annual Report” / SEC publication page 6-15 states “If the most recent year is a loss year for the registrant and its consolidated subsidiaries, the SEC staff does not permit income averaging.  The income significance test would be based on the absolute amount of the loss.

With that said, Rule 3-09 states “if the registrant is an accelerated filer but the 50 percent or less owned person is not an accelerated filer, the required financial statements may be filed as an amendment to the report within 90 days, or within six months if the 50 percent or less owned person is a foreign business, after the end of the registrant’s fiscal year.

Insofar as practicable, the separate financial statements required by this section shall be as of the same dates and for the same periods as the audited consolidated financial statements required by Rule 3.01 and 3.02.  However, these separate financial statements are required to be audited only for those fiscal years in which either the investment or income test, substituting 20 percent for 10 percent, is met.

Conclusion: Audited Form 20 F compliant financial statements for Jupiter Shop Channel are required for 2007 and unaudited financial statements are required for 2006 and 2005.